Exhibit 6.1

EPS Calculation

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,
	2003	2002	2001
Weighted average number of common shares used to compute basic net income per common share	145,832,000	144,795,000	142,962,000
Dilutive effect of stock options	1,341,000	992,000	2,093,000

Weighted average number of common shares used to compute diluted net income per common share	147,173,000	145,787,000	145,055,000